SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

NEXTFIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65338V 10 7

 (CUSIP Number)

Jeffrey B. Popp

2535 Hillside Circle

Salt Lake City UT 84109

(801) 652-1042

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

November 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Jeffrey B. Popp

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	1,147,000
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	1,147,000

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,147,000 shares of common stock, which holds one vote per share.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

5.8% of Common Stock and 2.06% of all voting rights

(14)

Type of Reporting Person (See Instructions):

IN

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

NextFit Gear LLC

27-0500552

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Utah

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	200,000
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	200,000

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

200,000 shares of common stock, which holds one vote per share.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

1.01% of Common Stock and .36% of all voting rights

(14)

Type of Reporting Person (See Instructions):

CO

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Popp Enterprises, Inc.

87-0618310

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Utah

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	947,000
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	947,000

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

947,000 shares of common stock, which holds one vote per share.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

4.8% of Common Stock and 1.70% of all voting rights

(14)

Type of Reporting Person (See Instructions):

CO

Item 1. Security and Issuer.

Name and address of principal executive offices of Issuer:

NextFit, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT 84070

Common Stock, $0.001 par value

Item 2. Identity and Background.

(a)

Name of person filing (each a “Reporting Person”):

Jeffrey B. Popp

NextFit Gear, LLC

Popp Enterprises, Inc.

(b)

Residence or Business Address:

Jeffrey B. Popp

2535 Hillside Circle

Salt Lake City UT 84109

NextFit Gear, LLC and Popp Enterprises, Inc.

3694 South 500 West, Suite C

Salt Lake City, UT 84115

(c)

Principal occupation or business:

Jeffrey B. Popp – owner/manager of NextFit Gear, LLC and Popp Enterprises, Inc.

NextFit Gear, LLC – MLM health and fitness products

Popp Enterprises, Inc. – carpet business

(d)

Criminal proceedings:

During the last five years, no Reporting Person, nor any manger, officer, director or member of a Reporting Person, has been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, no Reporting Person, nor any manger, officer, director or member of a Reporting Person, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Jeffrey B. Popp – United States

NextFit Gear, LLC – Utah

Popp Enterprises, Inc. – Utah

Item 3. Source and Amount of Funds or Other Consideration.

In April 2009, and on July 29, 2009, August 10, 2009, August 11, 2009, August 27, 2009, September 15, 2009, September 18, 2009, September 24, 2009, September 28, 2009, October 2, 2009, October 7, 2009, October 12, 2009, October 13, 2009, October 15, 2009, October 20, 2009, October 28, 2009, November 9, 2009, November 10, 2009 and November 13, 2009, the Company entered into Loan Agreements with Popp Enterprises, Inc., for which Jeffrey B. Popp is the sole officer and director, for an aggregate of $311,000 used for day-to-day operations of the Company. As an inducement for Popp Enterprises, Inc. to lend money to the Company, the Company issued 947,000 shares of Common Stock to Popp Enterprises, Inc. Additionally, on the Company entered into a Purchase and Supply Agreement with NextFit Gear, LLC for ancillary products on September 4, 2009. As an inducement to enter into the Purchase and Supply Agreement for the Company issued 200,000 shares of Common Stock to NextFit Gear, LLC. Mr. Popp is the sole manager of NextFit Gear, LLC.

Item 4. Purpose of the Transaction.

No Reporting Person has any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Jeffrey B. Popp, NextFit Gear, LLC and Popp Enterprises, Inc beneficially own 1,147,000 shares of voting Common Stock of NextFit, Inc. consisting of 947,000 shares of Common Stock issued to Popp Enterprises, Inc. and 200,000 shares of Common Stock issued to NextFit Gear, LLC. The aggregate shares represent approximately 5.8% of the Common Stock outstanding and approximately 2.06% of all voting power of the Company outstanding.

(b)

Jeffrey B. Popp, NextFit Gear, LLC and Popp Enterprises, Inc have shared voting and shared dispositive power with respect to all shares of the Company’s Common Stock held in the name of Popp Enterprises, Inc. and NextFit Gear, LLC.

(c)

As reported in Item 3, above, during the past 60 days, Popp Enterprises, Inc. entered into certain Loan Agreements with the Company, and received as part consideration therefore shares of Common Stock of the Company for no additional consideration.

(d)

N/A

(e)

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2009	/s/ Jeffrey B. Popp
Jeffrey B. Popp

/s/ Jeffrey B. Popp
NextFit Gear, LLC Jeffrey B. Popp, Manager

/s/ Jeffrey B. Popp
Popp Enterprises, Inc. Jeffrey B. Popp, President